[HEALTHSOUTH LETTERHEAD]

VIA EDGAR

May 3, 2007

Mary K. Fraser, Esq.

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E., Mail Stop 7010

Washington, DC 20549

Re:	HealthSouth Corporation
Registration Statement on Form S-4
SEC File No. 333-141698

Dear Ms. Fraser:

The undersigned hereby requests, pursuant to Rule 461(a) promulgated under the Securities Act of 1933, as amended, that the above-referenced Registration Statement on Form S-4, as amended (File No. 333-141698), of HealthSouth Corporation (the "Company") be declared effective at 12:00 p.m., May 8, 2007, or as promptly as practicable thereafter. We respectfully request that we be notified of such effectiveness by a telephone call to Robert B. Pincus of Skadden, Arps, Slate, Meagher & Flom LLP at (302) 651-3090 and that such effectiveness also be confirmed in writing.

The Company hereby acknowledges that:

•

should the United States Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

HEALTHSOUTH CORPORATION

By:	/s/ John P. Whittington
Name: John P. Whittington
Title: Executive Vice President, General Counsel and Corporate Secretary

cc:	Robert B. Pincus, Esq.

Richard B. Aftanas, Esq.

[HEALTHSOUTH LETTERHEAD]

May 3, 2007

VIA EDGAR

Mary K. Fraser, Esq.

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E., Mail Stop 7010

Washington, DC 20549

Re:	HealthSouth Corporation
Registration Statement on Form S-4,
SEC File No. 333-141698

Dear Ms. Fraser:

HealthSouth Corporation (the "Company") and each of the guarantor subsidiaries (the "Guarantors" and, together with the Company, the "Registrants") set forth on the signature pages to the Registration Statement on Form S-4 (File No. 333-141698) of the Registrants (as amended, the "Registration Statement"), are registering an exchange offer (the "Exchange Offer") pursuant to the Registration Statement in reliance on the position of the Staff of the Securities and Exchange Commission enunciated in Exxon Capital Holdings Corporation (available April 13, 1989), Morgan Stanley & Co. Incorporated (available June 5, 1991) and Shearman & Sterling (available July 2, 1993). The Registrants represent as follows:

1. The Registrants have not entered into any arrangement or understanding with any person to distribute the notes to be received in the Exchange Offer (the "New Notes") and, to the best of the Registrants’ information and belief, each person participating in the Exchange Offer is acquiring the New Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the New Notes to be received in the Exchange Offer.

2. In this regard, the Registrants will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is participating in the Exchange Offer for the purpose of distributing the New Notes to be acquired in the Exchange Offer, such person (i) cannot rely on the Staff position enunciated in Exxon Capital Holdings Corporation (available April 13, 1989) or interpretive letters to similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the "Securities Act"), in connection with a secondary resale transaction.

3. The Registrants acknowledge that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the New Notes to be acquired in the Exchange Offer should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act.

4. The Registrants will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds Old Notes

Ms. Mary K. Fraser, Esq.

May 3, 2007

(as described in the Exchange Offer prospectus) acquired for its own account as a result of market-making activities or other trading activities, and who receives New Notes in exchange for such Old Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (as described in Shearman & Sterling (available July 2, 1993)) in connection with any resale of such New Notes.

5. The Registrants will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provisions:

(a)	If the exchange offeree is not a broker-dealer, an acknowledgment that it is not engaged in, and does not intend to engage in, a distribution of the New Notes; and

(b)	If the exchange offeree is a broker-dealer holding Old Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of New Notes received in respect of such Old Notes pursuant to the Exchange Offer; and a statement to the effect that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

Very truly yours,

HealthSouth Corporation, On behalf of itself and the Guarantors set forth in the Registration Statement

By:	/s/ John P. Whittington
Name: John P. Whittington
Title: Executive Vice President, General Counsel and Corporate Secretary